SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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AMENDMENT NO.1 TO

INFORMATION STATEMENT PURSUANT TO

SECTION 14F-1 OF THE

SECURITIES EXCHANGE ACT OF 1934

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MOVING BYTES INC.

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(Name of Subject Company)

Common Stock, no par value

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(Title of Class of Securities)

624648101

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(CUSIP Number of Class of Securities)

Mark Smith

4340 Redwood Hwy. Ste. F222

San Rafael, California 94903

 (415) 446-5546

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(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

MOVING BYTES, INC.

4340 Redwood Hwy. Ste. F222

San Rafael, California 94903

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Securities and Exchange Commission Rule 14f-1

Notice of Change in the

Majority of the Board of Directors

April 4, 2005

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Moving Bytes Inc. (the “Company”) at the close of business on April 4, 2005 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company’s Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about April 4, 2005.

NO VOTE OR OTHER ACTION BY MOVING BYTES’ STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On March 15, 2005, the Company entered into a Subscription Agreement and a Financing Agreement (collectively, the “Agreement”) with Warner Technology and Investment Corp. (“Warner”), under which  the Company has  issued and sold to Warner an aggregate of 139,246,065 shares of its common stock for a purchase price of $70,000 paid in cash at closing (the “Transaction”). Upon the closing of the Agreement, Warner owned approximately 79.4% of the Company’s outstanding common stock. The aforementioned agreement was previously reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2005 (the “March 21, 2005 8-K”).

The Boards of Directors of each of the Company and Warner approved the Transaction. The entire price for the shares of common stock purchased by Warner in the Transaction was obtained from the internal funds of Warner.

As of the date of this report, the authorized capital stock of the Company consisted of an unlimited number of shares of common stock, of which 170,950,042 shares are issued and outstanding, 10,000,000 shares of Class A Preferred Stock, no par value, none of which shares are outstanding, and 20,000,000 shares of Class B Preferred Stock, no par value, none of which shares are outstanding.  Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

Prior to the execution of the Agreement, Jim Miller had resigned as a director of the Company and Ming Liu was appointed as a director by the remaining directors to fill the vacancy created by Mr. Miller’s resignation. After the appointment of Ming Liu as a director, Erik Mustad resigned as a director, leaving Mr. Liu, Thomas Wharton and Mark Smith as the remaining directors. Mr. Smith resigned as a director concurrent with the execution of the Agreement. Pursuant to the Agreement, two designees of Warner, David Zhou and John Leo, have been elected as directors of the Company. Messrs. Zhou and Leo shall take office only if, and ten days after, this Information Statement is filed with the Securities and Exchange Commission and it is transmitted to the Company’s stockholders of record.

In connection with the Transaction, the Company has also entered into agreements with each of Erik Mustad and Mark Smith, pursuant to which, among other things, not later than April 15, 2005 Mr. Mustad will resign as Chief Executive Officer and Mr. Smith resign as President, Chief Financial Officer and Secretary of the Company. The aforementioned agreements were previously reported  in the March 21, 2005 8-K.

As a result of the transactions contemplated by the Agreement, control of the Company will pass to Warner.

The Company is incorporated under the Canada Business Corporations Act. Under the  Canada Business Corporations Act no stockholder vote is required to issue shares of common stock, even in the event that such issuance would result in a change of control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company.

J. Erik Mustad, Chief Executive Officer, Age 64

Mr. Mustad has over 32 years of experience in the telecommunications services industry, serving in a broad range of executive positions with several public and privately held companies. Since 1975, he has been an investor in various start-up ventures.

Mr. Mustad was a founder of Centex Telemanagement, Inc. and participated in its initial public offering in 1987. Centex was acquired by WorldCom, Inc. (NASDAQ:WCOM) in 1995. Mr. Mustad was an investor in Phoenix Network, Inc. and responsible for all sales and marketing during a time when Phoenix Network experienced 400% growth within a 2-year time frame. Phoenix Network, Inc. was acquired by Qwest Communications International Inc. (NASDAQ:Q) in 1998.

Mark M. Smith, President and Chief Financial Officer, Age 46

Mr. Smith has over 18 years of experience in the telecommunications and venture capital industries, and has served in a variety of executive positions with several public and privately held companies. He has been a financial consultant providing strategic planning in public markets and finance. He joined the Company as its acting Chief Financial Officer in 1996 and subsequently assumed the role of President in September 1999.

From 1990 to 1992, he was Professor of Corporate Finance at California State University. Prior to this position, he was associated with Richland Partners, a venture capital firm specializing in technology investments. Mr. Smith performed research for the Pension Research Institute in 1989 and 1990 and received his Masters degree in International Finance in 1990. For his research work in global asset management, he received a Wall Street Journal Award. Mr. Smith is a member of the Association for Investment Management and Research.

Thomas Wharton, Director, Age 61

Mr. Wharton is a professional in the medical field. Since 1983, Mr. Wharton has been a principal of T. Wharton and Associates, Ltd., a consulting firm that focuses on policy review, operations procedures, quality assurance and executive evaluation in private sector healthcare. Mr. Wharton is currently a director of Telesis North Communications, Inc. and Cusil Venture Corporation both listed on the TSX Venture Exchange.

Ming Liu, Director, Age 30

Mr. Liu is a business professional having served with several technology companies. During 2004 Mr. Liu was Secretary of Advanced Battery Technologies Inc.  (OTCBB: ABAT). Prior to this he was Vice President of Heilongjiang Zhongqiang Power Tech. China from 2002 to 2004 and Vice President of Harbin Ridaxing Science&Tech. Co., Ltd.  China from 1999 to 2002. Mr. Liu is currently a Director of Advanced Battery Technologies Inc.

Warner has proposed that the following persons be appointed as directors and officers of the Company upon closing of the Transaction:

Name	Positions	Age

David Zhou	Director	52
John Leo	Director	40

David Huakang Zhou, Director Nominee, Age 52

Mr. Huakang Zhou is chairman of the board of Warner Technology and Investment Corp. a New Jersey corporation formed in 1993. Warner Technology provides international training and market consulting services. Warner is licensed with the Chinese government as an official host for Chinese government officials and business executives in the US. As part of the hosting process Warner also provides training programs to assist visiting Chinese officials and business executives with the transition of doing business in the US. Warner Technology is one of a few consulting firms that assist Chinese private companies going public in the U. S. market since 1999. Warner Technology has a huge business network in China and a good  reputation for handling Chinese projects.

In 1989 Mr. Zhou received  a Ph.D. degree in Operations Research from Polytechnic University of New York, Brooklyn.

John Leo, Director Nominee, Age 40

Mr. Leo is the founder and President of American Union Securities, Inc. (“AUS”). AUS is an NASD member firm, which specializes in identifying successful private companies in China that have the potential to be a successful public company in the US. Prior to starting AUS Mr. Leo was the founder and managing member of Venture Capital Partners, LLC (“VCP”), a private merchant banking and consulting firm. VCP provided various advisory services to both late stage private companies and small to mid-sized public companies. From 1997 through 2001 Mr. Leo worked as a market maker trading Pink Sheet, OTC BB, and NASDAQ listed securities as well as IPO’s.

Mr. Leo has an extensive background in securities trading and the financial transaction business. He became a registered representative in 1987 focusing on small to midsized companies, private placements and secondary offerings. He has previously worked for several full service investment banking and brokerage firms, as well as wholesale and proprietary trading firms, as a principal and as a market maker.

FAMILY RELATIONSHIPS

There are no family relationships among any of the Company’s directors and officers or those proposed to be directors and officers.

VOTING CONTROL AND MANAGEMENT

The  following  table  sets forth  information  concerning  the  beneficial ownership of the Company's  outstanding  common shares as of April 4, 2005 for each of the Company's directors and executive officers individually, each person or group that the Company knows owns  beneficially more than 5% of the Company's common shares,  and all directors and executive officers as a group. Except as otherwise indicated,  the Company believes the beneficial owners of the common shares listed below, based on information  furnished by them, have sole voting and investment power over the number of shares listed opposite their names.

Title of Class	Identity of Persons or Group	Number of Shares Owned	Percentage of Class(1)
Common Shares	J. Erik Mustad	6,420,086(2)	3.76%(2)
Common Shares	Mark M. Smith	8,671,428(3)	5.07%(3)
Common Shares	Thomas Wharton	345,000(4)	-(5)
Common Shares	Ming Liu	Nil	-
Common Shares	David Zhou(6)	139,246,065	81.45%
Common Shares	John Leo	Nil	-
Common Shares	Warner Technology and Investment Corp.	139,246,065(7)	81.45%(7)
Common Shares	Officers, Directors, Insiders as a group	154,682,579(8)	90.48%(8)

(1)

Based on the 170,950,042 shares outstanding as of April 4, 2005.

(2)

Includes 6,420,086 common shares.

(3)

Includes 8,671,428 common shares.

(4)

Includes vested options to acquire 345,000 common shares of the Company exercisable within sixty days of April 4, 2005.

(5)

Less than one percent (1%).

(6)

David Zhou is the Chairman of Warner Technology and Investment Corp. and together with his wife owns all of the outstanding capital stock of Warner. Therefore Mr. Zhou may be deemed to beneficially own all of the shares of common stock of the Company directly owned by Warner.

(7)

Includes 139,246,065 common shares under control or common control with David Zhou.

(8)

Includes 154,337,579 common shares and vested options to acquire 345,000 common shares of the Company within sixty days of April 4, 2005. Includes shares beneficially owned by nominees for director.

COMPENSATION OF DIRECTORS

The Company has no standard arrangement pursuant to which any of the other directors are compensated by the Company for their services in their capacity as directors, except for the granting from time to time of incentive stock options. Directors are entitled to  reimbursement  for  reasonable  travel  and  other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors makes separate remuneration to any director undertaking services on behalf of the Company other than services ordinarily required of a director. No director received any compensation for his services as a director,  including any committee participation  or special assignments.

The Company's independent directors receive stock options to purchase common shares of the Company as compensation for their service as directors. The terms of stock option grants made to independent directors are determined by the Board of Directors.

COMMITTEES OF THE COMPANY’S BOARD OF DIRECTORS

The Board of Directors of the Company does not have any standing committees. In accordance with the Exchange Act of 1934 Section 3(a)(58)(B), the full Board of Directors, consisting of independent directors Thomas Wharton and Ming Liu, currently serve as the Audit Committee. The Audit Committee is directed to review the scope, cost and results of the independent audit of the Company’s books and records, the results of the annual audit with management and the adequacy of the Company’s accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company’s independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters, and to review management's administration of the system of internal accounting controls. Such reviews are carried out with the assistance of the Company’s auditors and senior financial management. None of the Company’s directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Company.

The Company does not have a nominating nor a compensation committee. It is the view of the Board of Directors that it is appropriate for the Company not to have such a committee because the Company only has two directors and they are the only individuals who participate in the consideration of director nominees. The Company's two director’s perform the functions of a nominating committee.

In considering candidates for membership on the Board of Directors, the Board of Directors will take into consideration the needs of the Board of Directors and the candidate's qualifications. The Board will request such information as:

•

The name and address of the proposed candidate;

•

The proposed candidates resume or a listing of his or her qualifications to be a director of the Company;

•

A description of any relationship that could affect such person's qualifying as an independent director, including identifying all other public company board and committee memberships;

•

A confirmation of such person's willingness to serve as a director if selected by the Board of Directors; and

•

Any information about the proposed candidate that would, under the federal proxy rules, be required to be included in the Company's proxy statement if such person were a nominee.

Once a person has been identified by the Board of Directors as a potential candidate, the Board of Directors may collect and review publicly available information regarding the person to assess whether the person should be considered further. Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors and the Board of Directors believes that the candidate has the potential to be a good candidate, the Board of Directors would seek to gather information from or about the candidate, including through one or more interviews as appropriate and review his or her accomplishments and qualifications generally, including in light of any other candidates that the Board of Directors may be considering. The Board of Director's evaluation process does not vary based on whether the candidate is recommended by a shareholder.

The Board of Directors will, from time to time, seek to identify potential candidates for director nominees and will consider potential candidates proposed by the Board of Directors and by management of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for (a) the transactions described below, (b) the ownership of the Company’s securities, (c) the compensation described herein, and (d) advances to and by certain officers to or from the Company to cover expenses, all of which were reimbursed or repaid without interest, none of the directors, executive officers, holders of ten percent of the Company’s outstanding Common Shares, or any associate or affiliate of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended December 31, 2004 and 2003, in any transaction or proposed transaction which may materially affect the Company.

On March 15, 2005, the Company entered into an agreement with Securities Compliance, Inc. (“SCI”), a company wholly owned by Mr. Smith an officer and former director of the Company, wherein the Company agreed to pay SCI $30,000 for the services of Mr. Smith. The aforementioned agreement was previously reported  in the March 21, 2005 8-K.

No executive officer, present director, proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to the Company since the beginning of its last fiscal year.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, Warner, or any affiliate of Warner, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

EXECUTIVE COMPENSATION AND CERTAIN OTHER TRANSACTIONS

The following table sets forth the compensation for the years indicated paid to J. Erik Mustad, Chief Executive Officer of the Corporation, and each executive officer of the Company that earned a salary and bonus for the Company’s such fiscal year in excess of $100,000 (each, a “Named Executive Officer”).

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended	Salary(1) ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(2) Payouts ($)	All Other Compensation ($)
J. Erik Mustad Chief Executive Officer	2004/12/31 2003/12/31 2002/12/31	Nil $85,000 $72,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mark M. Smith(3) President Chief Financial Officer	2004/12/31 2003/12/31 2002/12/31	$150,000 $150,000 $150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$14,000(4) $400,000(5) Nil

(1)

All dollar amounts are in US dollars.

(2)

“LTIP” or “long term incentive plan” means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3)

Paid to Securities Compliance Inc.

(4)

Compensation expense of $14,000 representing the intrinsic value of shares recorded to contracting and consulting services.

(5)

Compensation expense of $400,000 representing the intrinsic value of shares and warrants recorded to contracting and consulting services.

The aggregate direct remuneration paid or payable by the Company and its subsidiaries to the directors and Named Executive Officers of the Company, for their services in all capacities, during the fiscal year ended December 31, 2004 was $164,000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.